FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 14, 2011

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES MERGER NEGOTIATION PROPOSAL TO NETVISION

NETANYA, Israel, March 14, 2011 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today that on March 13, 2011, the Company approached Netvision Ltd., or Netvision, with a proposal to negotiate a merger between the Company's subsidiary and Netvision.

The Company has previously announced that it was at the preliminary stages of examining possibilities for a business combination with Netvision, an Israeli International Landline Operator, or ILD, providing Internet services, and landline domestic and international voice services.  Netvision and the Company are controlled by the IDB group.  Recently, a regulatory change was made allowing a cellular operator to hold an ILD subject to structural separation of the long distance operation from the cellular operation, and subject to the fulfillment of certain conditions, even without such structural separation.

In light of this regulatory change, the Company approached Netvision with the aforementioned proposal. The proposed merger contemplates the purchase by the Company of all of Netvision's outstanding share capital for cash consideration, based on its share capital's estimated value of NIS 1.5 billion, subject to customary adjustments, as a result of which Netvision would become a wholly owned subsidiary of the Company. The merger proposal is subject to, among other things, negotiating and finalizing terms of definitive agreements covering the transaction, further due diligence by the Company, independent valuation and receipt of fairness opinions in respect of the consideration to be offered, and approval by both companies' audit committees and boards of directors.  If a definitive agreement is reached, closing would be subject, among other things, to approval of the shareholders of both companies by a majority of shareholders not affiliated with IDB, approvals of the authorized bodies of both companies' controlling shareholders and the requisite regulatory approvals. Netvision has not responded yet to our proposal and we can provide no assurances that we will enter into any transaction.  If an agreement is reached, we intend to fund the purchase price, in whole or in part, with new debt financing arrangements.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.376 million subscribers (as at September 30, 2010) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar & Kristin Knies CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	March 14, 2011	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel